UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR REGISTRATION UNDER
SECTION 12(b) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number  1-12060

ESPÍRITO SANTO FINANCIAL GROUP S.A. – NYSE

(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

231, Val des Bons-Malades; L-2121 Luxembourg-Kirchberg; Grand Duchy of Luxembourg; (011-352) 437-227

(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

Ordinary Shares, nominal value $10 per share American Depositary Shares, each representing one Ordinary Share

(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

17CFR240.12d2-2(a)(1)

17CFR240.12d2-2(a)(2)

17CFR240.12d2-2(a)(3)

17CFR240.12d2-2(a)(4)

Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.1

Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

[1] Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-1 as applicable. See General Instructions.

Pursuant to the requirements of the Securities Exchange Act of 1934, Espírito Santo Financial Group S.A. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

Date: May 15, 2006	ESPÍRITO SANTO FINANCIAL GROUP S.A.

	By:	/s/ Mr. Manuel Villas-Boas
	Name:	Mr. Manuel Villas-Boas
	Title:	Director